SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2017

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

August 2nd, 2017

SUPERINTENDENCIA DEL MERCADO DE VALORES – SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01, Credicorp Ltd. complies with notifying you of the following Material Event.

The merger between our subsidiaries El Pacífico Vida Compañía de Seguros y Reaseguros (PV) and El Pacífico Peruano-Suiza Compañía de Seguros y Reaseguros (PSG) went into effect on August 1st, as a result of the subscription of the respective Public Deed.

As a consequence of the said merger, PV acquires all of the rights and obligations of PSG; the resulting company shall be named Pacífico Compañía de Seguros y Reaseguros, with abbreviated name “Pacífico Seguros”, and shall have a capital stock amount of S/1,121,316,750 (one thousand one hundred and twenty-one million three hundred and sixteen thousand seven hundred and fifty Soles).

It should be noted that the merger has the prior authorization of the Superintendence of Banking, Insurance and AFP (SBS), granted by Resolution SBS N.° 2836-2017.

The information of the Economic Group shall be adjusted by Credicorp according to applicable law.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Stock Market Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2nd, 2017

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative